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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6 K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              EDAP TMS S.A. Files

                 EDAP TMS S.A. Announces $7.5 Million Placement

                                  July 27, 2006

                                  EDAP TMS S.A.
                      Parc Activite La Poudrette Lamartine
                               4/6 Rue du Dauphine
                          69120 Vaulx-en-Velin - France

          Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

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                 EDAP TMS S.A. ANNOUNCES $7.5 MILLION PLACEMENT

    LYON, France, July 27 /PRNewswire-FirstCall/ -- EDAP TMS S.A.
(Nasdaq: EDAP) announced that it has entered into a securities purchase agreement with selected accredited investors pursuant to which an aggregate of 961,676 of the company's ordinary shares in the form of American Depositary Shares are expected to be issued at a per ADS price of $7.75. The closing of the financing is expected to occur on or about August 3, 2006, subject to certain customary closing conditions contained in the definitive transaction agreements. Net proceeds from the financing will total approximately $6.5 million after offering expenses. Proceeds are expected to be used primarily to fund marketing efforts to promote the use of EDAP's High Intensity Focused Ultrasound treatment for prostate cancer, Ablatherm, among physicians and patients located in key countries in Europe.

    The securities offered herein have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. As part of the transaction, the company has agreed to file a resale registration statement on Form F-3 with the Securities and Exchange Commission within 30 days following the closing for the purpose of registering for resale the American Depositary Shares evidencing the ordinary shares sold in the offering.

    This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be, absent any exemption therefrom, any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

    This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

    CONTACT:  EDAP TMS S.A.
              Hugues de Bantel - Philippe Chauveau
              Blandine Confort
              +33 4 78 26 40 46

              Halliburton Investor Relations
              Matt Kreps - Geralyn DeBusk
              972 458 8000

SOURCE  EDAP TMS SA
    -0-                             07/27/2006
     /CONTACT: Hugues de Bantel, Blandine Confort, or Philippe Chauveau all of EDAP TMS S.A., +33-4-78-26-40-46; or Matt Kreps, or Geralyn DeBusk, both of Halliburton Investor Relations, +1-972-458-8000, for EDAP TMS SA/
    /Web site:  http://www.edap-tms.com /
    (EDAP)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : July 27, 2006
EDAP TMS S.A.


/S/ HUGUES DE BANTEL
-----------------------
HUGUES DE BANTEL
CHIEF EXECUTIVE OFFICER